June 8, 2005

Mail Stop 3561

via U.S. mail and facsimile

Ludvik Rolin, President
Victory Eagle Resources Corporation
Suite 317-5158 48th Avenue
Delta, British Columbia
V4K 5B6

Re:      Victory Eagle Resources Corporation
Form SB-2, Amendment 3 filed May 2, 2005
      File No.:  333-119546

Dear Mr. Rolin:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Proposed Exploration Program, page 22
1. We repeat our prior comment 12 which stated: "We note the statement that you have begun phase one of exploration but will not undertake more work until obtaining additional funding. Please disclose the work that has begun." On page 23, revise the seventh paragraph of this section to describe in detail the work that has been done.
Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  Ludvik Rolin
       By facsimile at 604-642-6196





Victory Eagle Resources Corporation
June 8, 2005
Page 2